

Daniela Gómez de la Maza · 3rd

Cofundadora en The Color Book

Mexico City Metropolitan Area · **Contact info**

45 connections

 The Color Book

 Universidad de las Américas Puebla

Experience

 **Cofundadora**
The Color Book · Full-time
May 2020 – Present · 1 yr 6 mos
México

Education

 **Universidad de las Américas Puebla**
Bachelor's degree, Biología de la conservación
2015 – 2020